September 27, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Locafy Limited Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, Locafy Limited (the “Company”), we are submitting a draft registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Company hereby confirms that it is an “emerging growth company” (as defined in the Securities Act) as of the date of the submission of the Registration Statement and that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) of the Securities Act have occurred. The Registration Statement submitted herewith relates to the initial public offering (the “IPO”) of the Company’s ordinary shares in the United States.

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Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick Werner
Rick Werner, Esq.

cc:	Gavin Burnett, Chief Executive Officer and Managing Director, Locafy Limited